UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2026

Commission File Number: 001-42869

Megan Holdings Limited

B-01-07, Gateway Corporate Suites

Gateway Kiaramas

No. 1, Jalan Desa Kiara

50480 Mont Kiara

Kuala Lumpur, Malaysia

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒                Form 40-F ☐

EXPLANATORY NOTE

As previously disclosed by Megan Holdings Limited (the “Company”), at the Extraordinary General Meeting of Shareholders duly held on August 21, 2026, the shareholders of the Company approved a 1-for-40 share consolidation of the Company’s issued and unissued ordinary shares (the “Share Consolidation”). The Company hereby announces that the marketplace effective date of the Share Consolidation on The Nasdaq Capital Market shall be Tuesday, September 8, 2026 (the “Marketplace Effective Date”).

The Company’s Class A Ordinary Shares are expected to commence trading on a post-Share Consolidation basis at market open on the Marketplace Effective Date under the Company’s existing trading symbol “MGN.” Any fractional shares resulting from the Share Consolidation will be rounded up to the nearest whole share at the participant level.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:	August 25, 2026

Megan Holdings Limited

By:	/s/ Hoo Wei Sern (Darren Hoo)
Name:	Hoo Wei Sern (Darren Hoo)
Title:	Executive Director, Chairman and Chief Executive Officer

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